UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C.  20549

                         FORM 12b-25

                 NOTIFICATION OF LATE FILING


 (CHECK ONE):   /   /Form 10-K   /   /Form 20-F   /   /Form
            11-K   /X/Form 10-Q   /   /Form N-SAR

               For Period Ended: March 31, 1999


PART I - REGISTRANT INFORMATION


Falcon Building Products, Inc.
_____________________________________
Full Name of Registrant

233 South Wacker Drive, Suite 3500
__________________________________________________________
Address of Principal Executive Office (Street and Number)

Chicago, Illinois  60606
_________________________________________________________
City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a)  The reasons described in reasonable detail in Part
          III of this form could not be eliminated without unreasonable effort or expense;
 /X/ (b)  The subject annual report, semi-annual
          report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; of the subject quarterly report of transition report on Form 10-
          Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

     The Company is awaiting additional information in order to refine estimates in valuing certain recorded liabilities. This information could indicate a need to adjust the recorded amount of this liability downward or modify current disclosures as to possible favorable adjustments to the liability in the future. The extension will allow for the receipt of the necessary information to determine the appropriate accounting and disclosures in the Company's first quarter report.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Sam A. Cottone           312-575-1440
      ____________________________________________________________
                (Name)             (Telephone Number)


(2)  Have all other periodic reports required under Section
13 or 15(d) of the Securities Exchange Act of 1934 or
Section 30 of the Investment Company Act of 1940 during the
preceding 12 months or for such shorter period that the
registrant was required to file such report(s) been filed?
If answer is no, identify report(s).
/X/   Yes     /   /   No


(3)  Is it anticipated that any significant change in
results of operations from the corresponding period for the
last fiscal year will be reflected by the earnings
statements to be included in the subject report or portion
thereof?                               /   /   Yes    /X/   No



               FALCON BUILDING PRODUCTS, INC.
               _____________________________________________
               (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date      May 18, 1999          By        /s/  Sam A. Cottone
________________________________________________________________